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                                  EXHIBIT 99.25

               LETTER TO PLAN PARTICIPANTS AS OF JANUARY 10, 2003


                                January 13, 2003

Dear Fellow Shareholder:

     Enclosed is a prospectus that describes Hibernia's Dividend Reinvestment and Stock Purchase Plan as amended by the Board of Directors. The plan offers you the opportunity to purchase shares of Class A Common Stock (no par value) of Hibernia Corporation with automatically reinvested dividends and optional cash payments, without payment of trading fees or service charges.

     The major change you will note is that, beginning in 2003, Hibernia no longer offers the 5% discount that previously was given to shareholders who reinvested their dividends in Hibernia Common Stock. If you are participating in the plan and do not wish to continue reinvesting dividends, you must notify the plan administrator. For such a change to be effective before Hibernia's next possible dividend payment, the notification must be made promptly. Assuming the Board declares a dividend payable in February 2003, in order to change your participation in the plan before that dividend is paid, you must notify the plan administrator before the record date for that dividend -- which could be in early February.

     Shares of Hibernia stock purchased with automatically reinvested dividends now will be purchased at the market value determined as provided in the plan. Shares purchased with optional cash payments will continue to be purchased at the market value determined under the plan. Dividends are normally reinvested on the quarterly dividend payment dates (although, as always, payment of dividends is in the discretion of the Board of Directors). You may participate in dividend reinvestment with respect to all or any portion of your shares.

     If you are participating in dividend reinvestment, you may also purchase shares under the plan with optional cash payments. These shares are generally purchased once a month. You may make optional cash payments at any time. You may invest a minimum of $100, and you may invest a maximum of $3,000 per month.

     If you currently participate in the plan and do not want to make any changes, you do not have to take any action. However, you need to contact the plan administrator if you wish to change the number of shares designated for dividend reinvestment, if you no longer wish to participate in the plan or if you have any questions about the plan. Section 6 of the prospectus explains how to contact the plan administrator.

     Thank you for your continued support of Hibernia.

                                        Sincerely,

                                        /s/ J. Herbert Boydstun
                                        ----------------------------------------
                                        J. Herbert Boydstun
                                        President and Chief Executive Officer

Enclosure